QuickLinks -- Click here to rapidly navigate through this document

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2001

Activcard S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92156 Suresnes Cedex France
(Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F /x/      Form 40-F / /

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes / /      No /x/

Forward-looking Statements

    This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

    This Form 6-K includes the press release "Activcard Appoints Steven Humphreys Chief Executive Officer And To Board Of Directors" dated October 26, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2001

ActivCard, S.A.
By:	/s/ Blair Geddes
Name:	Blair Geddes
Title:	Chief Financial Officer

ACTIVCARD APPOINTS STEVEN HUMPHREYS CHIEF EXECUTIVE OFFICER AND TO BOARD OF DIRECTORS

    FREMONT, Calif., SURESNES, France, October, 26, 2001—ActivCard S.A. (Nasdaq: ACTI / Nasdaq Europe: ACTI), a leading provider of smart card and digital identity provisioning products and technology, today announced the appointment of Steven Humphreys, 40, to Chief Executive Officer and its Board of Directors. Mr. Humphreys joins ActivCard from SCM Microsystems (Nasdaq: SCMM), where he serves as Chairman and, previously, served as President and Chief Executive Officer. SCM Microsystems is a leading supplier of solutions that enable people to access digital content and services securely and conveniently. SCM designs and markets hardware, software, and silicon that enable convenient and secure exchange of electronic information for digital applications, from e-commerce to broadband content delivery, by providing controlled access points to a wide range of digital platforms.

    A technology industry veteran, Steven Humphreys has extensive experience leading high growth companies to achieve superior performance. During his tenure as CEO of SCM, Mr. Humphreys was responsible for growing SCM's annual revenue from $21 million to $157 million and to its current $200 million run rate, while concurrently growing the company from 30 to 450 employees. Prior to SCM, he served as President of Caere Corporation (Nasdaq: CAER), the leading provider of optical character recognition software and technology, as well as document management, intelligent document understanding, and a range of other leading-edge recognition technologies. Prior to Caere, Mr. Humphreys held various senior level and executive positions at GE Information Services, as well as other General Electric businesses spanning nearly 10 years. He currently serves on the Boards of SevenMountains Software AS, BluePrint Pte Ltd., and will continue to serve as Chairman of SCM Microsystems, Inc. Mr. Humphreys' previous Board positions include 3G International, Inc, SITEC, GE Industrial Automation Ltd (Japan) and others.

    Yves Audebert, President, COO, and Interim Chairman, commented, "Our goal was to find a CEO with solid industry experience and a proven track record of leadership with publicly-traded, technology companies. We looked for a leader who could drive ActivCard's strategic vision and also focus on operational advancements and execution. Steve's successes with SCM Microsystems and Caere Corporation have clearly demonstrated his ability to create and implement strategic growth initiatives. His background in digital encryption and smart card technologies will prove invaluable to ActivCard as we consolidate our lead in the rapidly growing market for digital identity provisioning."

    Steven Humphreys, stated, "Business is rapidly adopting an infrastructure which requires the complex convergence of heterogeneous networks, applications and access devices. This fundamentally requires digital identity to ensure secure, convenient access to services. The opportunity for ActivCard, a leader in the digital identity market, is enormous. With a strong technology and partnership base, an accelerating market demand for security solutions and the financial wherewithal to be a leader in this explosive market, ActivCard is ideally positioned. I'm very enthusiastic about the opportunity this company has to serve our customers, and the wider needs for a safe, growing and productive information environment worldwide."

    Mr. Humphreys has an MBA and MS from Stanford University and a BS from Yale University.

    ActivCard is scheduled to release third quarter financial results on October 30, 2001.

About ActivCard

    ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communications and transactions. ActivCard solutions, in conjunction with the applications support for public key-based data confidentiality and integrity allow individuals and businesses to perform secure online transactions over the Internet with the ease-of-use of an ATM transaction. Today, more than 2 million people use ActivCard products for secure Internet banking, Web access, and remote access to corporate networks. ActivCard has headquarters in Fremont, California and Suresnes, France with worldwide operations in Australia, Germany, Japan, Sweden, Singapore, the United Kingdom, and The Netherlands.

    The statements in the press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, international operations, acquisitions and managing the company's future growth, and other risks identified in the Company's periodic filings with the United States Securities and Exchange Commission, including, but not limited to, those appearing under the caption "Risk Factors" in the Company's annual report on Form 20F. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

QuickLinks

Forward-looking Statements